UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Park Place Corporate Center One, 1000 Commerce Dr. Suite 500
(No. and Street)

Pittsburgh	PA	15275
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin Atkinson 412-489-0537
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Dr., Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Justin Atkinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anthem Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Compliance Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Julia McFarlane, Notary Public
McCandless Twp., Allegheny County
My Commission Expires Oct. 12, 2021
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANTHEM SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2017

ANTHEM SECURITIES, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2017

CONTENTS

Independent Auditors' Report and Financial Statements

Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Income (Loss)	3
Statement of Changes in Stockholder's Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 11

Supplementary Information Pursuant to SEC Rule 17a-5

Computation of Net Capital Under SEC Rule 15c3-1	13
Reconciliation of Reported Net Capital Under SEC Rule 15c3-1	14
Statement of Exemption From Reserve Requirement Computation Under SEC Rule 15c3-3	15



Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
  Anthem Securities, Inc.
Pittsburgh, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Anthem Securities, Inc.** ("Company") as of December 31, 2017, the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Anthem Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of Anthem Securities, Inc.'s management. Our responsibility is to express an opinion on Anthem Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Anthem Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained on pages 13 through 15 has been subjected to audit procedures performed in conjunction with the audit of Anthem Securities, Inc.'s financial statements. The supplemental information is the responsibility of Anthem Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion, the supplementary information contained on pages 13 through 15 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has recurring losses, negative cash flows from operations, and an accumulated deficit as of December 31, 2017. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Lally & Co., LLC

We have served as Anthem Securities, Inc.'s auditor since 2010.

Pittsburgh, Pennsylvania
February 23, 2018

ANTHEM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	640,700
Property Plant and Equipment - Net		24,100
Other Assets		31,710
Total Assets	$	696,510

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts Payable, Accrued Expenses, and Other Liabilities	$	88,403
Payable to Related Parties		166,830
Total Liabilities		255,233

Stockholder's Equity

Common Stock; $1 Par Value; 500 Shares Authorized, Issued and Outstanding		500
Paid-In Capital		18,925,905
Accumulated Deficit		(18,485,128)
Total Stockholder's Equity		441,277
Total Liabilities and Stockholder's Equity	$	696,510

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2017

REVENUE

Commissions	$	-
Interest Income		456
Total Revenue		456

EXPENSES

Program Commissions	-
Employee Compensation and Benefits	400,378
Other Program Related Costs	-
Program Seminars	-
Other General and Administrative Expenses	680,747
Total Expenses	1,081,126

Operating Loss	(1,080,670)
Income Tax Expense	-
Net Loss	$ (1,080,670)

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2016	$ 500	$ 18,055,905	$ (17,654,494)	$ 401,912
Prior Period Adjustment	-	-	250,035	250,035
Balance - December 31, 2016 as restated	500	18,055,905	(17,404,459)	651,946
Capital Contributions	-	870,000	-	870,000
Net Loss	-	-	(1,080,670)	(1,080,670)
Balance - December 31, 2017	$ 500	$ 18,925,905	$ (18,485,128)	$ 441,277

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2017

Subordinated Borrowings at December 31, 2016	$	-
Increases		-
Decreases		-
Subordinated Borrowings at December 31, 2017	$	-

The accompanying notes are an integral part of these financial statements.

ANTHEM SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

OPERATING ACTIVITIES

Net Loss $ (1,080,670)

Adjustments to Reconcile Net Loss to Net Cash From Operating Activities

Depreciation Expense   6,886

Changes In

Other Assets   118,367

Accounts Payable, Accrued Expenses, and Other Liabilities   (1,247,339)

Net Cash From Operating Activities   (2,202,756)

FINANCING ACTIVITIES

Loans and Advances From Related Parties   320,354

Net Decrease in Cash   (1,882,402)

Cash - Beginning   2,523,102

Cash - Ending $ 640,700

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES

Capital Contribution of Amounts Due to Parent Company $ 870,000

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

Anthem Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

Anthem Securities, Inc. is a wholly owned subsidiary of Atlas Energy Securities, LLC (DE), a wholly owned subsidiary of Atlas Resource Partners Holdings, LLC (DE), which is a wholly owned subsidiary of Titan Energy LLC (Formerly Atlas Resource Partners) (DE). The Company was organized as a broker-dealer to sell direct participation interests in oil and gas limited partnerships in which a subsidiary of Atlas Energy Group, LLC or its affiliated company is the managing general partner. Substantially all of the Company's revenue is derived from the commissions on the sale of partnership units in partnerships sponsored by a subsidiary of Atlas Energy Group, LLC or its affiliates (the "Group").

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Securities Transactions

The Company sells direct participation interests in oil and gas limited partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The issuing managing general partner pays the commission directly to the Company.

GAAP requires that customer and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis. In keeping with industry practices, the Company records such transactions on a trade date basis.

Cash and Concentrations of Credit Risk

The Company places its cash with financial institutions which management consider financially secure. However, at times, such deposits may be in excess of the insurance limits of the Federal Deposit Insurance Corporation.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Anthem Securities, Inc. is subject to various federal, state, and local income taxes. The Company follows the guidance of the FASB ASC topic on Income Taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years. The Company records a valuation allowance to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of the challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

Prior Period Adjustment

Accumulated deficit at the beginning of 2017 has been adjusted to correct an error made in 2016 in the recognition of employee termination compensation. Had the error not been made, net loss for 2016 would have been decreased by approximately $250,035. The error had no effect on net loss for 2017.

3 - RELATED PARTY TRANSACTIONS

Commissions Earned and Received

All of the Company's commission income is derived from commissions on the sale of partnership units sponsored by the Group. The Company enters into a dealer-manager agreement with the sponsor which outlines the compensation and fee arrangements associated with the offering. There were no programs offered during 2017. Accordingly, during the year ended December 31, 2017, the Company earned no commissions under these agreements.

3 - RELATED PARTY TRANSACTIONS (CONTINUED)

Other

Several employees of the Company are also employees of the Group. The wages and benefits of these shared employees are paid by the Group and a portion of the employees' wages are allocated to the Company based upon effort. For the year ended December 31, 2017, approximately $239,500 of wages was allocated to the Company.

The Company conducts its operations from offices provided by its parent company. Rent is charged to the Company for the use of the office space and office equipment. The Company incurred rent and office expenses with the parent totaling approximately $32,700 in 2017.

The Company shared a portion of consulting contacts for two individuals totaling approximately $41,300 in 2017.

On occasion, the Company receives advances from the Group. The outstanding advances do not bear interest and do not have any fixed repayment terms. At December 31, 2017, the Company had outstanding advances from the Group of approximately $166,800, which is included under the caption "Payable to Related Parties" in the accompanying statement of financial condition.

4 - INCOME TAXES

For the year ended December 31, 2017, the Company incurred a net operating loss and accordingly no current provision for income taxes has been recorded. In addition, a benefit for income taxes has been recorded due to the benefit of net operating loss carryforwards. At December 31, 2017, the Company had approximately $15.9 million of unused federal and $17.5 million of unused state net operating losses. The benefit of the net operating loss carryforwards, if not utilized, would begin to expire in 2030 for state purposes. For Federal tax purposes, the net operating loss carryforwards are not subject to expiration.

The deferred tax assets of approximately $4.7 million recognized by the Company relate to net operating loss carryforwards. At December 31, 2017, a full valuation allowance of approximately $4.7 million had been established. In the opinion of management, it is more likely than not that the full amount of the net operating losses will not be utilized.

Income tax expense (benefit) for the year ended December 31, 2017 consisted of approximately:

	Federal	State	Total
Current	$ -	$ -	$ -
Deferred			
Benefit of Net Operating Loss	(204,200)	(108,100)	(312,300)
Effect of Tax Rate Change			
On Deferred Tax Benefit	2,784,200	-	2,784,200
	$ 2,580,000	$ (108,100)	$ 2,471,900

4 - INCOME TAXES (CONTINUED)

Approximate deferred tax assets as of December 31, 2017 consisted of:

	Federal	State	Total
Net Operating Loss Carryforward	$ 3,031,500	$ 1,732,200	$ 4,763,700
Valuation Allowance	(3,031,500)	(1,732,200)	(4,763,700)
Net Deferred Tax Asset	$ -	$ -	$ -

5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of approximately $385,467, which was approximately $368,451 in excess of its required net capital of approximately $17,016. The Company's net capital ratio was .66 to 1.

6 - EMPLOYEE RETIREMENT SAVINGS PLAN

The Group sponsors an employee retirement 401(k) savings plan covering substantially all of its employees including the employees of the Company. The Group matches 100% of up to 5% of all eligible wages contributed to the plan during the year. The Company is responsible for funding the payment of the matching contribution for its employees. For the year ended December 31, 2017, the Company made matching contributions of approximately $3,863.

7 - OPERATIONS AND LIQUIDITY

Substantially all of the Company's revenue is derived from commissions on the sale of direct participation interests in oil and gas limited partnerships sponsored by the Group. In 2017, the Group did not engage in the sale of any direct participation programs and, therefore, the Company earned no commissions. The Company continues to sustain losses from operations and corresponding reductions in its net capital.

The future uncertainty related to the Company's primary source of revenues raises substantial doubt about the Company's ability to continue as a going concern. The Company could pursue options such as reducing operating expenses and soliciting additional sponsors to increase revenues from commissions to address working capital needs. Management is evaluating these options, but there is no certainty that the Company will be able to implement any such options, and cannot provide any assurances that any changes could be obtained on acceptable terms. If the Company is not successful in implementing these options, the Company would need to curtail certain or all of its operational activities and contemplate a broker-dealer withdrawal.

The Company's financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The Company's financial statements do not include any adjustments that might result from the outcome of the going concern uncertainty. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material.

8 - SUBSEQUENT EVENTS

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2017 and through February 23, 2018, the date the financial statements were issued.

**SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17a-5**

ANTHEM SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2017

NET CAPITAL		
Stockholder's Equity		$ 441,277
Deductions		
Non-Allowable Assets:		
Other Assets	(55,810)	
		(55,810)
Net Capital		$ 385,467
AGGREGATE INDEBTEDNESS		
Items Included in the Statement of Financial Condition:		
Accounts Payable, Accrued Expenses, and Other Liabilities		$ 88,403
Payable to Parent and Other Related Parties		166,830
Total Aggregate Indebtedness		$ 255,233
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of $6^{2}/_{3}$% of Aggregate Indebtedness or $5,000)		$ 17,016
Exccss Net Capital		$ 368,451
Ratio of Aggregate Indebtedness to Net Capital		0.66 to 1

See independent auditors' report.

ANTHEM SECURITIES, INC.
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2017

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2017)

Net Capital, as Reported in Company's Part IIA (Unaudited) Focus Report, as Originally Filed	$ 385,467
Additions:	
	--
Subtractions:	
	--
Net Capital as Reported in the Audited Financial Statements	$385,467

See independent auditors' report.

ANTHEM SECURITIES, INC.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION
UNDER SEC RULE 15c3-3
DECEMBER 31, 2017

The Company is a broker-dealer exempt from Securities and Exchange Commission Rule 15c3-3 and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report. The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i).

See independent auditors' report.

ANTHEM SECURITIES, INC.

REVIEW REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT

DECEMBER 31, 2017



Lally & Co.
CPAs and Business Advisors

ANTHEM SECURITIES, INC.
REVIEW REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT
DECEMBER 31, 2017

CONTENTS

Report of Independent Registered Public Accounting Firm   1

Exhibit - Exemption Report   2



Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

Lally & Co.
CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
    Anthem Securities, Inc.
Pittsburgh, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **Anthem Securities, Inc.** identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Anthem Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: ("exemption provisions") and (2) Anthem Securities, Inc. stated that Anthem Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year ended without exception. Anthem Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Anthem Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lally & Co. LLC

Pittsburgh, Pennsylvania
February 23, 2018

EXHIBIT

EXEMPTION REPORT

ANTHEM SECURITIES, INC.
EXEMPTION REPORT – SEC Rule 17a-5(d) (4)
FOR THE PERIOD OF JANUARY 1, 2017 TO DECEMBER 31, 2017

I, Justin Atkinson, President & Chief Compliance Officer of Anthem Securities Inc. hereby state that we met the broker dealer identified exception provisions pursuant to the U.S. Security and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. §240.17a-5 of the U.S. Securities and Exchange Commission throughout the fiscal period covering January 1, 2017 throughout December 31, 2017

Anthem Securities, Inc. claims exemption from Rule 15c3-3 under provisions (k2) (2) (i) as a broker dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker dealer and its customers through one bank account designated as "Special Account for the Exclusive Benefit of Customers of Anthem Securities, Inc."

There were no exceptions noted during the period January 1, 2017 through December 31, 2017.



Justin Atkinson, President & Chief Compliance Officer
February 23, 2018